FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of September

Commission File Number  001-31969

Cumberland Resources Ltd. (Translation of registrant's name into English)
950 - 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C., Canada, V7X 1M4 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2004	Cumberland Resources Ltd. By: /s/ Kerry M. Curtis_ Name: Kerry M. Curtis Title: President & CEO

NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 04-16

September 20, 2004

Cumberland Provides Update on Meliadine West Gold Project

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) reports that it has received a project update and final drill results from the 2004 exploration program at the Meliadine West gold project located 25 kilometres north of the Hamlet of Rankin Inlet, Nunavut Territory.  Cumberland holds a 22% (carried to production) interest in the Meliadine West project.  Comaplex Minerals Corp. holds, subject to its obligations to Cumberland, the right to perfect a 78% interest in Meliadine West by financing 100% of the exploration and development expenditures to commercial production.

Meliadine West Gold Project

Primary activities during 2004 at Meliadine West have included ongoing resource evaluation of the Main Tiriganiaq deposit and further exploration of deeper targets (West Tiriganiaq zone) in preparation for feasibility study.

The following results, summary and interpretation have been provided to Cumberland by Comaplex Minerals Corp., Operator of the Meliadine West project*.   Cumberland has not received detailed information related to the 2004 program.

Comaplex initiated a 2004 exploration program at Meliadine West in June and completed drilling on the project on September 5, 2004.  The surface drill program consisted of 21 holes in 9,297 metres.  Of the total, 14 holes were completed on the West Tiriganiaq target, 3 holes on the Main Tiriganiaq deposit, and 4 holes on reconnaissance targets near the Tiriganiaq structure.

The Operator has reported that results from the final drill holes in the West Tiriganiaq zone indicate the potential for additional gold resources at depth and along strike of the Main Tiriganiaq deposit.  The West Tiriganiaq zone is located 400 metres west of the Main Tiriganiaq deposit at depths between 350 metres and 450 metres vertically below surface (see attached schematic longitudinal section).

Highlights from the final 2004 drill holes in the West Tiriganiaq zone reported by the Operator include:

12.2 g/t gold over 3.1 m at approximately 400 m below surface in hole 04-530A

188.2 g/t over 16.18 m at approximately 475 m below surface in hole 04-531A (uncut)

(40.53 g/t of 16.18 m at approximately 475 m below surface in hole 04-531A if cut to 60 g/t)

26.03 g/t over 2.0 m at approximately 475 m below surface in hole 04-531A

9.5 g/t over 3.0 m at approximately 450 m below surface in hole 04-532

20.76 g/t over 6.0 m at approximately 450 m below surface in hole 04-533

34.1 g/t over 2.9 m at approximately 500 m below surface in hole 04-534

Similarities in geology and mineralization between the Main Tiriganiaq deposit and West Tiriganiaq suggest the same mineralizing system.

A surface exploration program has identified several new gold occurrences requiring follow-up in 2005.

Comaplex further states that a re-calculation of resources in the Main Tiriganiaq deposit with subsequent underground exploration of the deposit is the primary focus and that it is committed to moving the Main Tiriganiaq deposit towards feasibility as quickly as possible.

About the Meliadine West Joint Venture

Comaplex has the right to perfect a 78% interest in the Meliadine West project by financing, via non-recourse loans repayable from production proceeds, all exploration and development costs.  In addition, Comaplex must pay Cumberland $500,000 at the end of 2004 and $1.5 million each year thereafter until commercial production is achieved.  At production, Comaplex has the right to purchase an additional 2% of the project for $2.0 million.  Upon commencement of production, Cumberland will receive 6% of net revenue until payback of non-recourse loans.

About Cumberland

Cumberland is a well-financed mineral exploration and development company which holds interests in two undeveloped gold properties in Nunavut Territory, Canada:  Meadowbank (100%) and Meliadine West (22% carried to production).

Cumberland is completing a feasibility study on the Company’s 100% owned Meadowbank gold project located 70 kilometres north of the Hamlet of Baker Lake, Nunavut Territory.

The Meadowbank project is host to the third largest undeveloped gold resource in Canada.  In the first quarter of 2004, the Company reported the following resource profile for the Meadowbank project:

Meadowbank Project Resources – Q1/2004**

Resource Category	Tonnes	Grade (g/t)	Ounces Gold
Measured and Indicated	21,685,000	4.3	2,998,000
Inferred	5,700,000	4.3	788,000

CUMBERLAND RESOURCES LTD.

“Kerry M. Curtis, B.Sc., P.Geo.”
President and CEO

For further information contact Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

* Meliadine West Project

Allan Armitage, Ph.D., P.Geol., is the Chief Geologist for Comaplex Minerals and is the Senior Project Geologist and designated Q.P. for the Meliadine West Project.  Dr. Armitage has supervised drill hole planning, implementation and quality control/quality assurance programs at the Meliadine West project for 2004.

Drill core analysis is performed on cut, half NQ core with standard fire assay procedures and a gravimetric finish (Au0) (1 assay ton). A second FA-gravimetric analysis (Au1) is completed by the lab, usually 3 per every 20 samples. Repeats (Au2) are also done on all samples greater than 1 g/t gold, with a fourth sample (Au3) taken if there is a >10% variance between Au0, Au1 or Au2.  QA/QC programs employ the insertion of internal standards (low to high grade Au) every 20 sample, and low grade standards and blanks in heavily mineralized zones. All assaying is completed by TSL Laboratories Ltd. based in Saskatoon, Saskatchewan. TSL completes its own internal QA/QC by inserting a standard after every 20th analysis.

Meterage provided is measured down hole and intersection widths are interpreted to be approximately 85% of true width.

** Meadowbank Project

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated categories through further drilling, or into mineral reserves once economic considerations are applied. The resource estimates prepared by AMEC for Cumberland were prepared according to the Canadian guidelines of National Instrument (NI) 43-101.  The Toronto Stock Exchange (TSX) requires Resource Estimates to be reported according to NI 43-101. The guidelines of NI 43-101 differ from the requirements of the United States Securities and Exchanges Commission and the resource information reported by United States companies.  The term “resources” does not equate to “reserve” and normally may not be included in documents filed with the Securities and Exchange Commission. “Resources” are sometimes referred to as “mineralization” or “mineral deposits”.

Resource estimates (Q1/2004) were prepared in conformance with the requirements set out in National Instrument 43-101 by AMEC independent qualified persons as defined by NI 43-101. All resource estimates (except for the PDF deposit which is not included in the current feasibility study) have been prepared by AMEC independent qualified persons as defined by NI 43-101 under the direction of Steve Blower, P.Geo.

Certain statements in this News Release constitute “forward-looking statements” within the meaning of the Private Securities Litigation’s Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.

MELIADINE WEST PROJECT - 2004 DIAMOND DRILLING RESULTS

HOLE - ID	AREA		FROM	TO	GRADE	WIDTH
			(m)	(m)	Au (g/t)	(m)
04-515	West Tiriganiaq				10.58	3.0
04-517	West Tiriganiaq				11.14	6.83
04-520	West Tiriganiaq		469.54	475.56	12.98	6.02
		Including	473.0	475.56	22.5	2.56
			478.6	480.0	6.17	1.4
04-524	West Tiriganiaq		444.15	445.3	8.47	1.15
			485.4	485.9	30.83	0.5
			515.5	517.15	28.94	1.65
04-525	West Tiriganiaq		507.6	508.56	19.48	0.98
			512.47	513.47	10.94	1.0
			517.87	526.9	10.01	9.03
		Including	517.87	520.8	13.02	2.93
			524.69	526.9	17.95	2.21
			535.32	536.24	21.02	0.92
04-527	West Tiriganiaq		346.96	348.44	27.54	1.48
			352.67	353.67	8.26	1.0
04-528	West Tiriganiaq			NSA
04-529	West Tiriganiaq		455.08	456.2	17.66	1.12
			465.75	473.13	33.92	7.38
			482.5	483.5	9.43	1.0
			544.0	546.2	8.87	2.2
			553.4	554.0	17.49	0.6
04-530A	West Tiriganiaq		358.7	361.8	12.2	3.1
			364.1	365.1	7.65	1.0
04-531A	West Tiriganiaq		433.82	450.0	188.2	16.18	(uncut)
					40.53	16.18	(cut to 60g/t)
		Including	433.82	434.44	22.26
			434.44	435.44	62.89
			435.44	436.37	52.47
			436.37	437.1	4.94
			437.1	438.0	55.73
			438.0	439.0	69.68
			439.0	440.0	14.71
			440.0	441.0	127.10
			441.0	442.0	12.83
			442.0	443.0	36.08
			443.0	444.0	189.30
			444.0	445.0	121.00
			445.0	446.0	3.19
			446.0	446.8	77.40
			446.8	447.2	37.52
			447.2	448.3	1974.00
			448.3	448.97	46.60
			448.97	450.0	12.07
MELIADINE WEST PROJECT - 2004 DIAMOND DRILLING RESULTS (continued)

HOLE - ID	AREA		FROM	TO	GRADE	WIDTH
			(m)	(m)	Au (g/t)	(m)
			452.0	454.0	26.03	2.0
		Including	453.0	454.0	51.51	1.0
			474.39	475.5	8.06	1.11
			534.0	537.0	6.31	2.0
04-532	West Tiriganiaq		494.0	497.0	9.5	3.0
		Including	494.0	495.0	25.55	1.0
04-533	West Tiriganiaq		433.0	439.0	20.76	6.0
04-534	West Tiriganiaq		425.4	428.3	34.1	2.9
			521.0	524.0	10.75	2.0
			536.5	539.5	17.1	3.0
04-535	West Tiriganiaq	Hole shut down at 69.0 metres due to drill set-up problems.
		Final hole in the 2004 surface drill program.
04-516	Main Tiriganiaq				7.9	1.0
04-518	Main Tiriganiaq		206.0	206.6	23.9	0.6
04-526	Main Tiriganiaq		330.0	332.0	40.18	2.0
		Including	330.0	331.0	79.22	1.0
			335.8	339.8	7.01	4.0
		Including	335.8	336.95	18.55	1.15
			351.8	353.8	8.14	2.0
			358.45	365.45	10.8	7.0
		including	359.45	360.45	43.52	1.0
			375.53	376.05	482.4	0.52
			379.1	380.0	12.83	0.9
04-519	Reconnaissance			NSA
04-521	Reconnaissance		115.9	116.4	12.1	0.5
			180.8	181.3	26.95	0.5
04-522	Reconnaissance		9.0	12.0	5.09	3.0
04-523	Reconnaissance			NSA

Source:  Comaplex Minerals Corporation

CUMBERLAND RESOURCES LTD.

www.cumberlandresources.com
TSX: CLG; AMEX: CLG

MELIADINE GOLD PROJECT
TIRIGANIAQ DEPOSIT
SCHEMATIC LONGITUDINAL SECTION
(LOOKING NORTH)

NR04-16

W
E
MAIN TIRIGANIAQ DEPOSIT
SURFACE
SURFACE
-200 m
-200 m
-400 m
-400 m
-600 m
-600 m
Below Surface
528
517
527A
530A
532
525
533
515
520A
534
529
531A
524
526
518
516
WEST ZONE
0
400 m
2004 Drill Hole
Au g/t metres
Pre-2004 DDH
Source: Comaplex Minerals Corp